

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Michael A. Mathias
Executive Vice President and Chief Financial Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

> **Re: American Eagle Outfitters Inc.**
> **Form 10-K for the Year Ended February 1, 2020**
> **Filed March 12, 2020**
> **File No. 001-33338**

Dear Mr. Mathias:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comment, we may have additional comments.

Form 10-K filed March 12, 2020

General

1.   We note that the forum selection provision provided in your bylaws identifies the Delaware Court of Chancery (or, if such court does not have jurisdiction, another state or federal court located in the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please revise your disclosure to describe the provision, discuss the risks assciated with the provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If it does, please also state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at (202) 551-3342 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services